UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 Boulevard Charles de Gaulle
92700 Colombes, France
Telephone: +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The information in this Report on Form 6-K is being filed to furnish the registrant’s Unaudited Condensed Consolidated Financial Statements at September 30, 2017 and for the nine months ended September 30, 2017 and 2016 and the related Management’s Discussion and Analysis. The information in this report shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911 and 333-219430).

FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements at and for the nine months ended September 30, 2017

a) Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2016 and 2017	4

b) Unaudited Condensed Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2016 and 2017	5

c) Unaudited Condensed Consolidated Statements of Financial Position at December 31, 2016 and at September 30, 2017	6

d) Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit) for the nine months ended September 30, 2016 and 2017	7

e) Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2016 and 2017	8

f) Notes to the Unaudited Condensed Consolidated Financial Statements	9

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements at and for the nine months ended
September 30, 2017

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Operations

		Nine months ended September 30,
	Note	2016	2017
		(in thousands, except share and per share amounts)
Revenue:
Product revenue		$22,634	$28,668
Other revenue		8,992	8,278

Total revenue	3	31,626	36,946

Cost of revenue:
Cost of product revenue		14,695	18,731
Cost of other revenue		2,282	1,795

Total cost of revenue		16,977	20,526

Gross profit		14,649	16,420
Operating expenses:
Research and development	4	20,007	19,217
Sales and marketing		4,922	6,582
General and administrative		4,598	4,520

Total operating expenses		29,527	30,319

Operating loss		(14,878)	(13,899)
Financial income (expense):
Interest expense		(2,616)	(3,481)
Interest income		10	47
Other financial expense		(83)	-
Change in the fair value of convertible debt embedded derivative		(1,583)	-
Foreign exchange gain (loss)		(77)	(962)

Loss before income taxes		(19,227)	(18,295)

Income tax expense (benefit)	5	189	219

Loss		$(19,416)	$(18,514)
Attributable to:
Shareholders of the parent		(19,416)	(18,514)
Non-controlling interests		-	-

Basic loss per share		$(0.32)	$(0.24)

Diluted loss per share		$(0.32)	$(0.24)

Weighted average number of shares used for computing:
Basic		60,049,335	76,918,723

Diluted		60,049,335	76,918,723

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Nine months ended September 30,
	2016	2017
	(in thousands)
Loss for the period	$(19,416)	$(18,514)

Other comprehensive income (loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods :
Net gain (loss) on cash flow hedge	37	114
Exchange differences on translation of foreign operations	(31)	81
Net other comprehensive income to be reclassified to profit or loss in subsequent periods	6	195
Other comprehensive income not to be reclassified to profit or loss in subsequent periods :
Re-measurement gains (losses) on defined benefit plans	(47)	(33)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(47)	(33)

Total other comprehensive income (loss)	(41)	162

Total comprehensive loss	$(19,457)	$(18,352)

Attributable to:
Shareholders of the parent	$(19,457)	$(18,352)
Non-controlling interests	—	—

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Financial Position

	Note	At December 31, 2016	At September 30, 2017
	(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment		$6,659	$6,567
Intangible assets		7,707	8,752
Deposits and other receivables		332	396
Available for sale assets		310	347
Total non-current assets		15,008	16,062
Current assets:
Inventories	6	8,693	8,848
Trade receivables	7	15,285	16,327
Prepaid expenses and other receivables		3,172	4,086
Recoverable value added tax		470	539
Research tax credit receivable	4	1,902	2,386
Short term deposit	8	345	345
Cash and cash equivalents	8	20,202	12,982
Total current assets		50,069	45,513
Total assets		$65,077	$61,575

EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 79,842,318 shares, issued and outstanding at September 30, 2017 (75,030,078 at December 31, 2016)	9	$1,923	$2,030
Share premium	9	189,029	204,936
Other capital reserves	10-11	28,257	29,215
Accumulated deficit		(209,553)	(228,067)
Other components of equity		(796)	(634)
Total equity		8,860	7,480
Non-current liabilities:
Government grant advances, loans and other liabilities		5,144	6,245
Convertible debt and accrued interest	11	16,338	5,953
Provisions	13	1,306	1,687
Other liabilities	14	22	24
Deferred revenue	14	1,940	1,405
Total non-current liabilities		24,750	15,314
Current liabilities:
Trade payables		18,358	11,587
Interest-bearing receivables financing	12	7,712	7,581
Government grant advances		601	796
Convertible debt and accrued interest		—	13,154
Other current liabilities		4,415	4,679
Deferred revenue		335	758
Provisions	13	46	226
Total current liabilities		31,467	38,781
Total equity and liabilities		$65,077	$61,575

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 9)	(Note 9)	(Note 9)	(Note 10)
	(in thousands, except share and per share amounts)
At December 31, 2015	59,166,741	$1,568	$165,536	$16,864	$(184,765)	$(152)	$(299)	$(1,248)

Loss for the period					(19,416)			(19,416)
Re-measurement gains (losses) on defined benefit plans							(47)	(47)
Foreign currency translation						(31)		(31)
Income and expense directly recognized in equity							37	37

Total comprehensive income (loss)					(19,416)	(31)	(10)	(19,457)

Issue of shares in connection with the public offering of September 2016 (Note 9)	15,151,520	339	24,661					25,000
Transaction costs			(2,195)					(2,195)
Issue of shares in connection with the exercise of option and warrants	180,501	4	263					267
Reclassification of embedded derivative of convertible debts				10,271				10,271
Share-based payment				663				663

At September 30, 2016	74,498,762	$1,911	$188,265	$27,798	$(204,181)	$(183)	$(309)	$13,301

At December 31, 2016	75,030,078	$1,923	$189,029	$28,257	$(209,553)	$(526)	$(270)	$8,860

Loss for the period					(18,514)			(18,514)
Re-measurement gains (losses) on defined benefit plans							(33)	(33)
Foreign currency translation						81		81
Income and expense directly recognized in equity							114	114

Total comprehensive income (loss)					(18,514)	81	81	(18,352)

Issue of shares in connection with the public offering of June 2017 (Note 9)	4,312,500	96	16,291					16,387
Transaction costs			(1,445)					(1,445)
Conversion of convertible debt (Note 11)	63,258	2	165					167
Issue of shares in connection with the exercise of option and warrants	436,482	9	896					905
Share-based payment				958				958

At September 30, 2017	79,842,318	$2,030	$204,936	$29,215	$(228,067)	$(445)	$(189)	$7,480

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Cash Flows

		Nine months ended September 30,
	Note	2016	2017
		(in thousands)
Operating activities:
Loss before income taxes		$(19,227)	$(18,295)
Non-cash adjustment to reconcile loss before income taxes to net cash from (used in) operating activities:
Depreciation and impairment of property, plant and equipment		2,353	2,025
Amortization and impairment of intangible assets		1,532	1,758
Share-based payment expense		663	958
Increase in provisions		50	528
Financial expense		2,616	3,434
Change in the fair value of convertible debt embedded derivative	11	1,583	—
Other financial expenses		83	—
Foreign exchange gain		181	567
Working capital adjustments:
Decrease (increase) in trade receivables and other receivable		1,504	(2,057)
Increase in inventories		(2,903)	(155)
Decrease (increase) in research tax credit receivable		940	(484)
Increase (decrease) in trade payables and other liabilities		1,893	(7,152)
Decrease in deferred revenue		(444)	(112)
Decrease in government grant advances		(559)	(403)
Income tax paid		(175)	(206)
Net cash flow used in operating activities		$(9,910)	$(19,594)

Investing activities:
Purchase of intangible assets and property, plant and equipment		$(3,724)	$(2,605)
Capitalized development expenditures		—	(1,491)
Sale of financial assets		(11)	(101)
Sale of short-term investments		49	0
Interest received		10	47
Net cash flow used in investments activities		$(3,676)	$(4,150)

Financing activities:
Public equity offering proceeds, net of transaction costs paid		$23,445	$14,942
Proceeds from issue of shares and warrants, net of transaction costs		267	906
Repayment of interest-bearing receivables financing		(843)	(131)
Proceeds from interest-bearing research project financing		—	1,126
Proceeds from convertible debt, net of transaction cost		6,932	—
Repayment of government loans		—	(56)
Repayment of borrowings and finance lease liabilities		(12)	—
Interest paid		(159)	(272)
Net cash flows from financing activities		$29,630	$16,515
Net increase (decrease) in cash and cash equivalents		16,044	(7,229)
Net foreign exchange difference		(25)	9
Cash and cash equivalent at previous period		8,288	20,202
Cash and cash equivalent at period end		$24,307	$12,982

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Corporate information
Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the Republic of France, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a fabless designer, developer and supplier of 4G LTE semiconductor solutions for wireless broadband applications. The Company’s semiconductor solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with proprietary signal processing techniques, algorithms and software stacks.
2. Basis of preparation and changes to the Company’s accounting policies
2.1. Basis of preparation
The Condensed Consolidated Financial Statements for the nine months ended September 30, 2017 are prepared in accordance with IAS 34 Interim Financial Reporting and were authorized for issue in accordance with a resolution of the board of directors on October 24, 2017.
The Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2016.
These Condensed Consolidated Financial Statements for the nine months ended September 30, 2017 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from sales forecast by products and by customer and a stable operating cost structure. Taking into account forecasted operating cash flow, government funding of research programs, and proceeds from account receivable financing, and proceeds from expected financing activities (from institutional or strategic investors, or from the capital markets), management believes that Company's existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the next 12 months from September 30, 2017. If the Company is unable to obtain proceeds from expected financing activities (from institutional or strategic investors, or from the capital markets)  or is unable to obtain satisfactory terms, there could be a negative impact on the Company’s financial condition and its ability to pursue its business strategies.
2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies adopted in preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2016, except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2017:

•	Amendments to IAS 7: Disclosure Initiative
The amendments to IAS 7 require companies to provide information about changes in their financing liabilities and come as a response to requests from investors for information that helps them better understand changes in a company’s debt. The amendments will help investors to evaluate changes in liabilities arising from financial activities, including changes from cash flows and non-cash changes (such as foreign exchange gains or losses).

•	Amendments to IAS12: Recognition of deferred tax assets for unrealized losses
The amendments to IAS 12 clarifies how to account for deferred tax assets related to debt instruments measured at fair value.
Adoption of these amendments had no impact on the Condensed Consolidated Financial Statements.

•	Annual improvement to IFRS (Cycle 2014 - 2016)
This improvement relate to:
- IFRS 12 Disclosure of Interests in Other Entities
Adoption of these amendments had no impact on the Condensed Consolidated Financial Statements of the Company.

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Standards issued but not yet effective
Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:

•	IFRS 9 - Financial Instruments: Classification and Measurement
In July 2014, the IASB issued IFRS 9 (Financial Instruments). Effective January 1, 2018, IFRS 9 will replace the currently applicable standards on the presentation, recognition and measurement of financial instruments (IAS 32 and IAS 39). IFRS 9 covers three key issues: classification and measurement, impairment, and hedge accounting. It also provides a new credit risk recognition model (using the expected losses approach versus the incurred losses approach), in particular regarding accounts receivable. The standard is mandatorily applicable to annual reporting periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRS 9.

•	IFRS 15 - Revenue from contracts with customers
IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 15.

•	IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16 (Leases), which aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of a liability for future lease payments, and of an asset for the Sequans Communications S.A. associated rights of use). Application of IFRS 16 will also require a change in the presentation of lease expenses both in the income statement (i.e. depreciation and interest expense) and in the statement of cash flows (the amount allocated to repayment of the liability will be reported as a cash outflow from financing activities, while the amount allocated to the asset will be reported as a cash outflow from investing activities). IFRS 16 is applicable to annual reporting periods beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

•	Amendments to IFRS2: Classification and measurement of share-based payment transactions
The amendments clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled. These amendments will be effective for annual periods commencing on or after January 1, 2018. The Company is currently assessing the impact of these amendments.

•	Annual Improvements to IFRS (2014-2016)
These improvements relate to:
- IAS 28 Investments in associates and joint ventures
This improvement will be effective from annual periods commencing on or after January 1, 2018. Based on the preliminary analysis performed, this improvement is not expected to have a significant impact on the Company’s financial statements.

•	IFRIC 22 Foreign Currency Transactions and Advance Considerations
IFRIC Interpretation 22 addresses the exchange rate to use in transactions that involve advance considerations paid or received in a foreign currency. The interpretation will be effective from annual periods commencing on or after January 1, 2018. The Company is currently assessing the impact of this interpretation.

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

•	IFRIC 23 Uncertainty over Income Tax Treatments
This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The interpretation will be effective from annual periods commencing on or after January 1, 2019. The Company is currently assessing the impact of this interpretation.
2.3. Other information
No impairment tests on property, plant and equipment and on intangible assets were performed as of September 30, 2017 as no events or changes in circumstances indicated that the carrying amount of those assets was not recoverable.
There is no major seasonality in Sequans’ revenue, although the first quarter tends to be seasonally the weakest for product revenue.
Sequans’ results of operations include a provision for post-employment benefits and share-based compensation expense estimated based on the amounts and projections from the previous year.
3. Segment information
The Company has one operating segment, which is the design and marketing of semiconductor components for 4G broadband wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Consolidated Financial Statements and these associated Notes.
Sales to external customers disclosed below are based on the geographical location of the customers, regardless of the legal entity originating the sale. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Europe, Middle East, Africa	Americas	Asia	Total
	(in thousands)
Nine months ended September 30, 2016
Total revenue
Sales to external customers	$4,499	$4,241	$22,886	$31,626

Nine months ended September 30, 2017
Total revenue
Sales to external customers	$1,961	$11,010	$23,975	$36,946

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A.
For the nine-month periods ended September 30, 2016 and 2017, customers representing more than 10% of revenue, and related accounts receivables at the end of the period, were:

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Customer Customer Location	Nine months ended September 30,		Trade receivables at September30, 2017
	2016	2017
	(Unaudited)		(Unaudited)
	(in thousands)		(in thousands)

A Taiwan	24%	15%	$3,023,000
B Taiwan	Less than 10%	14%	$2,230,000
C USA	Less than 10%	Less than 10%	$1,732,000
D China	Less than 10%	10%	$1,910,000
E China	21%	Less than 10%	$458,000
4. Research and development expenses and research tax credit receivable
Development costs capitalized during the nine months ended September 30, 2017 were $1,491,000 (No development costs were capitalized during nine months ended September 30, 2016).
The research tax credit in France is deducted from corporate income taxes due. If taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (shortened to one year later if the Company is below certain size criteria, which is currently the case). Total French research tax credit receivable as of September 30, 2017 is $2,266,000 and reflects the amount earned in 2017. Research tax credits earned through December 31, 2016 have all been collected.
The research tax credit in the United Kingdom is deducted from corporate income taxes due. If taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash the following year. Total U.K. research tax credit receivable as of September 30, 2017 is $120,000.
5. Income tax
The major components of income tax expense are:

	Nine months ended September 30,
	2016	2017
	(Unaudited)
	(in thousands)
Consolidated Statement of Operations

Current income tax charge	$189	$219
Deferred income tax	—	—
Income tax expense reported in the Consolidated Statement of Operations	$189	$219

Deferred tax assets were not recognized in the nine months ended September 30, 2016 and 2017 with respect to the Company's net operating loss carryforward as the Company has not generated taxable profits since its inception in 2003.

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

6. Inventories

	At December 31, 2016	At September 30, 2017
	(in thousands)
Components	$4,686	$3,413
Work in progress	780	881
Finished goods (at lower of cost or net realizable value)	6,195	5,008

Total inventories at cost	$11,661	$9,302

Depreciation of components (at cost)	$277	$13
Depreciation of finished goods	2,691	441

Total depreciation	$2,968	$454

Components, net	$4,409	$3,400
Work in progress	780	881
Finished goods, net	3,504	4,567

Total net inventories	$8,693	$8,848

In the year ended December 31, 2016, there was no significant change in the provision on components and finished goods. Provisions recorded in the previous period are related to slow-moving LTE products. During the nine months ended September 30, 2017, the Company disposed of certain finished goods and some components inventory that had been depreciated in previous years. This resulted in a provision reversal of $2,740,000. The Company also depreciated the value of inventory for one LTE product for which units on hand were in excess of the units needed to serve the expected demand for identified customers and projects. This resulted in a provision accrual of $226,000.
7. Trade receivables

Trade receivables are non-interest bearing and are generally on 30-60 day payment terms.

	At December 31, 2016	At September 30, 2017
	(in thousands)
Trade receivables	$14,427	$14,240
Unbilled revenue	1,624	3,025
Unissued credit notes	(138)	(250)
Provisions on trade receivables	(628)	(688)

Net trade receivables	$15,285	$16,327
The movements in the provision for impairment of receivables were as follows:

	Year ended December 31, 2016	Nine months ended September 30, 2017
	(in thousands)
At January 1,	$588	$628
Charge for the period	40	60
Utilized amounts	—	—
At period end	$628	$688

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

The aging analysis of trade receivables that were not considered impaired by the management is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2016	$15,285	$12,995	$412	$374	$1,494	$10
At September 30, 2017	$16,327	$12,264	$2,172	$948	$54	$889

8. Cash and cash equivalents; short-term investments

	At December 31, 2016	At September 30, 2017
	(in thousands)
Cash at banks	$8,765	$8,604
Cash equivalents	11,437	4,378
Cash and cash equivalents	$20,202	$12,982

Short-term investments	$345	$345
Cash equivalents in money market funds are invested for short-term periods depending on the immediate cash requirement of the Company, and earn interest at market rates for short-term investments. Short-term investments are money-market funds which have a maturity of greater than 90 days but less than one year. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31, 2016	At September 30, 2017

U.S. dollar denominated accounts	$19,122	$10,163
Euro denominated accounts	949	2,584
GBP denominated accounts	23	71
SGP denominated accounts	53	96
NIS denominated accounts	36	39
RMB denominated accounts	2	2
Other currencies denominated accounts	17	27
Cash and cash equivalents	$20,202	$12,982
9. Issued capital and reserves
Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants and restricted share awards, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2016, authorized capital was 98,462,155 ordinary shares with a nominal value of €0.02 each. At September 30, 2017, authorized capital was 139,502,505 ordinary shares with a nominal value of €0.02 each.
Shares issued and fully paid
At December 31, 2016, 75,030,078 ordinary shares were issued and outstanding, representing a nominal value of €1,501,000 ($1,923,000). At September 30, 2017, 79,842,318 ordinary shares were issued and outstanding, representing a nominal value of €1,597,000 ($2,030,000).

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Capital transactions
On September 16, 2016, the Company increased its capital in connection with a public offering by issuing 15,151,520 ordinary shares at $1.65 per share. On October 7, 2016, the underwriters purchased an additional 523,916 ordinary shares at the public offering price. The total offering amounted to $25,864,469; $350,456 was recorded in share capital in the Consolidated Statement of Financial Position and $25,514,013 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.3 million were deducted from the share premium.
On May 9, 2017, a holder of convertible notes issued in 2016 with a principal value of $160,000 converted the debt, plus accrued interest of $11,594 into a total of 63,258 ordinary shares. $1,380 were recorded in share capital in the Consolidated Statement of Financial Position and $165,114 in share premium.
On June 16, 2017, the Company increased its capital in connection with a public offering by issuing 4,312,500 ordinary shares (including 562,500 shares from the underwriters) at $3.80 per share. The total offering amounted to $16,387,500. $96,246 were recorded in share capital in the Consolidated Statement of Financial Position and $16,291,254 in share premium. Costs directly attributable to the equity transaction amounting to approximately $1.4 million were deducted from the share premium.
10. Share-based payment plans
The expense recognized for employee and other services received during the nine months ended September 30, 2017 arising from equity-settled share-based payment transactions was $958,000 (nine months ended September 30, 2016: $663,000).
The breakdown is as follows:

	Nine months ended September 30,
	2016	2017
	(in thousands)
Cost of revenue	$12	$7
Research and development	283	293
Sales and marketing	105	199
General and administrative	263	459

Total	$663	$958

During the nine months ended September 30, 2017, the board of directors granted 446,050 restricted share awards (RSA). RSA vest over four years, with either 25% vesting after the one-year anniversary of the grant and the remaining 75% of the grant vesting quarterly over the remaining three years, or 50% vesting after the two-year anniversary and the remaining 50% vesting quarterly over the remaining two years. In July 2017, the board of directors granted 50,000 stock options at exercise prices of $3.67. Vesting of stock options occurs over four years, with 25% vesting after the first anniversary of grant and the remaining 75% vesting monthly over the remaining 36 months. In July 2017, 180,000 warrants were issued to members of the board of directors at an exercise price of $3.31. The board members subscribed to the warrants at a price of €0.01 per warrant.
During the nine months ended September 30, 2017, 617,876 stock options and warrants were canceled; 436,482 stock options, warrants and founders warrants were exercised resulting in the issuance of 436,482 ordinary shares and an increase of nominal capital of $10,000 and an increase of share premium of $896,000.
See Note 18, Events after the reporting date, for more information.

11. Convertible debt

On April 14, 2015, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C., one of the Company’s existing shareholders, regarding the issuance and sale of a convertible note in the principal amount of $12 million

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(the “2015 note”), which note shall be convertible into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value €0.02 per share, at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the 2015 note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS. The 2015 note bears pay-in-kind interest at 7% per annum and, prior to amendment as described in Note 18, matures on April 14, 2018.

On April 27, 2016, the Company entered into a convertible note agreement with Nokomis Capital, L.L.C. and two other financial institutions (the “Holders”) regarding the issuance and sale of convertible notes in the aggregate principal amount of $7.16 million (the “2016 notes”), which are convertible into the Company’s ADS. The conversion price of the 2016 notes was $2.7126 per ADS. The 2016 notes bear pay-in-kind interest at 7% per annum and, prior to amendment as described in Note 18, mature on April 27, 2019.
Due to the potential adjustment of the conversion rate of the 2015 note during the first twelve months of the term under certain conditions, and of the 2016 notes during the period beginning on April 28, 2016 and ending on May 12, 2016, the notes were accounted for as compound financial instruments with two components:

•	A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and

•
An embedded derivative, which is the Holders’ call option whereby the Company can be required to issue a number of shares in exchange for notes at a rate which may vary during the first twelve months after issuance of the 2015 note and during the period beginning on April 28, 2016 and ending on May 12, 2016 for the 2016 notes.

The initial fair value of the Notes was split between these two components.

On April 14, 2015, the initial fair value of the embedded derivative of the 2015 note was calculated to be $4,055,000 and $6,091,000 at December 31, 2015. On April 14, 2016, the date on which the conversion price became fixed, the fair value of the embedded derivative was calculated to be $8,324,000. The change in fair value of $2,233,000 was recorded as financial expense in the nine months ended September 30, 2016 and the fair value of the embedded derivative was transferred from liabilities to Other Capital Reserves in shareholders’ equity.

The fair value of the embedded derivative of the 2016 notes on the issuance date of April 27, 2016 was calculated to be $2,597,000 and was recalculated to be $1,947,000 when the conversion rate of the 2016 notes was fixed on May 12, 2016. The change in fair value of $650,000 was recorded as financial income in the nine months ended September 30, 2016 and the value of the embedded derivative as of May 12, 2016 was transferred from liabilities to Other Capital Reserves in shareholders’ equity.

On May 9, 2017, a holder of convertible notes issued in 2016 with a principal value of $160,000 converted the debt, plus accrued interest of $11,594 into a total of 63,258 ADS.

On July 18, 2017, the terms of the convertible notes issued April 14, 2015 and April 27, 2016 were amended to increase the permitted level of secured indebtedness relating to a receivables facility or debt or letters of credit facilities from $10 million to $25 million.

At September 30, 2017, the notes and accrued interest were recorded as a non-current liability in the amount of $5,953,000 and as current liability in the amount of $13,154,000.
See Note 18, Events after the reporting date, for more information.

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

12. Accounts receivable financing agreement
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers. In July 2017, the Company signed an amendment to the initial agreement to include financing of accounts receivable from service revenue. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At September 30, 2017, $7,581,000 had been drawn on the line of credit and recorded as a current borrowing (December 31, 2016: $7,712,000).
13. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At December 31, 2016	$688	$664	$1,352	$46	$1,306
Arising during the period	114	681	795	209	586
Released (used) during the period		(29)	(29)	(29)	—
Released (unused) during the period		(205)	(205)	—	(205)

At September 30, 2017	$802	$1,111	$1,913	$226	$1,687

The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. No employee has retired during the period.
“Other provisions” relate primarily to estimated payments to holders of patents which may be deemed as essential under the requirements of the LTE standard of royalties assessed on sales of modules. The provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue.
14. Other non-current liabilities

	At December 31, 2016	At September 30, 2017
	(in thousands)
Deferred tax	$22	$24
Deferred revenue	1,940	1,405

Total other non-current liabilities	$1,962	$1,429

In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000, to be recognized on a straight-line basis over four years beginning when the customer’s product is certified by a major U.S. carrier. The certification occurred in September 2017 and therefore $485,000 of the deferred revenues has been classified as current as of September 30, 2017 and the remainder as non-current liabilities as of September 30, 2017.

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

15. Foreign currency risk and fair value of financial instruments

The Company faces the following foreign currency exposures:
Transaction risk arising from:

•	Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.

•	Non derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.
During the nine months ended September 30, 2017, nearly 100% of total revenues and 91% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the U.S. dollar/euro exchange rates. During the nine months ended September 30, 2017, approximately 56% of operating expense is denominated in euros. The Company seeks to mitigate the effect of its structural currency exposure by raising capital in euros sufficient to cover euro-based operating expenses. If there were a 10% increase or decrease in exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses for the nine months ended September 30, 2017 would have been $1.7 million.
The Company uses financial instruments, including derivatives such as foreign currency forward and options contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of derivative financial instruments at December 31, 2016 and September 30, 2017.

	At December 31, 2016
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€5,750	$(142)
Options (buy euros, sell U.S. dollars)	1,500	(8)

Total	€7,250	$(150)

	At September 30, 2017
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€500	$(14)

Total	€500	$(14)

The fair value of foreign currency related derivatives are included in the Consolidated Statement of Financial Position in “Other current financial liabilities” for the periods presented. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the nine months ended September 30, 2017, the Company recorded a gain of $114,000 (profit of $37,000 for the nine months ended September 30, 2016) in other comprehensive income related to the effective portion of the change in fair value of its cash flow hedges.
During the nine months ended September 30, 2016, the Company recognized net loss of $1,000 related to the ineffective portion of its hedging instrument. There was no ineffective portion of hedging instrument in the nine months ended September 30, 2017.

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

At September 30, 2017 and December 31, 2016, the carrying values of financial instruments (cash and cash equivalents, deposits and other receivables, trade receivables and trade and other payables, convertible debt and interest-bearing receivables financing) approximate their fair values.
At September 30, 2017 and December 31, 2016, the fair value of financial instruments at fair value through profit and loss and other comprehensive income was determined using level 2 techniques.
16. Contingencies
From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.
On August 9, 2017, a putative securities class action captioned Andrew Renner v. Sequans Communications S.A., Georges Karam, and Deborah Choate (Case 1:17-cv-04665) was filed in the U.S. District Court for the Eastern District of New York. The plaintiff alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on purported misrepresentations regarding Sequans’ revenue recognition policy in the Company’s Form 20-F annual reports filed on April 29, 2016 and March 31, 2017. The complaint seeks unspecified damages and costs and fees.
On August 10, 2017, an almost identical class action complaint captioned Kevin Shillito v. Sequans Communications S.A., Georges Karam, and Deborah Choate (Case 2:17-cv-04707) was filed in the same court. On September 28, 2017, the Shillito action was consolidated with the Renner action. On October 10, 2017, candidates to be lead plaintiff filed motions to appoint a lead plaintiff and lead counsel. The court has not yet scheduled a hearing on those motions. By order of the court, plaintiffs will have sixty days to file a consolidated amended class action complaint once a lead plaintiff is appointed, and defendants will have 45 days to respond to that complaint.
Management is not aware of other legal proceedings that, if concluded unfavorably, would have a significant impact on financial position or cash flows.
17. Related party disclosures
There is no single investor who has the ability to control the board of directors or the vote on shareholder resolutions. There is one investor who owns in excess of 10% of the share capital of the Company: BPI France Participation - Fonds Large Venture.
At the annual shareholders meeting of June 30, 2017, the shareholders approved the nomination of Mailys Ferrere to the board of directors. Mrs. Ferrere is employed by the Company’s largest shareholder, BPI France Participation - Fonds Large Venture.
In April 2015 and April 2016, the Company issued convertible notes to an affiliate of Nokomis Capital, L.L.C., an investor who owned in excess of 5% of the share capital of the Company, in two private transactions. (See Note 11 Convertible debt and Note 18, Events after the reporting date, for more information.)
On December 11, 2014, the Board of Directors approved a consulting agreement with Alok Sharma, member of the board of directors, for services in business development and strategy. During the nine months ended September 30, 2016, $108,000 was earned by Mr. Sharma under this agreement. The agreement was terminated in July 2016 and no fees were paid during the nine months ended September 30, 2017.
No other transactions have been entered into with these or any other related parties during the nine months ended September 30, 2016 and 2017, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as directors or employees of the Company.

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

18. Events after the reporting date
Share-based payment plans
On October 24, 2017, the board of directors granted 28,750 restricted share awards with vesting over four years. There is no exercise price for restricted share awards; the beneficiary receives title to the underlying ordinary shares with no cash payment when the awards vest.
Convertible debt

On October 30, 2017, the convertible notes issued April 14, 2015 and April 27, 2016 were amended to extend the term of the notes issued in 2015 from April 14, 2018 to April 14, 2019 and the term of the notes issued in 2016 from April 27, 2019 to April 27, 2020. In addition, the conversion price of the notes issued in 2016 was decreased from $2.71 to $2.25. In connection with the amendment of the terms of the two note agreements, the Company’s board of directors agreed to appoint a representative of Nokomis Capital LLC as an observer of the board of directors and to nominate the representative to become a member of the board at the next annual general meeting of the shareholders of the Company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with Sequans Communications S.A.’s unaudited condensed consolidated financial statements beginning at Page 4 of this report on Form 6-K. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated financial statements of Sequans Communications S.A. included herein.
In this report on Form 6-K, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to United States dollars. References to the “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).
The financial information presented herein has been prepared in accordance with International Reporting Financial Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Forward-Looking Statements Safe Harbor
This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report on Form 6-K, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this report, the words “anticipate”, “objective”, “may”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or the negative of these and similar expressions identify forward-looking statements. The information contained in this report on Form 6-K reflects our current views with respect to future events and is based on assumptions and subject to risk and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC as well as our other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved. Our actual results, cash flows, financial position, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.
Summary
We are a fabless designer, developer and supplier of single-mode 4G LTE semiconductor solutions for wireless broadband applications. Our solutions incorporate baseband processor and RF transceiver ICs along with our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a low cost.

Results of Operations
Comparison of the Nine Months Ended September 30, 2016 and 2017

	Nine months ended September 30,		Change
	2016	2017	%
	(Unaudited)
	(in thousands)
Revenue:
Product revenue	$22,634	$28,668	27%
Other revenue	8,992	8,278	(8)
Total revenue	31,626	36,946	17
Cost of revenue:
Cost of product revenue	14,695	18,731	27
Cost of other revenue	2,282	1,795	(21)
Total cost of revenue	16,977	20,526	21

Gross profit	14,649	16,420	12
Operating expenses:
Research and development	20,007	19,217	(4)
Sales and marketing	4,922	6,582	34
General and administrative	4,598	4,520	(2)

Total operating expenses	29,527	30,319	3

Operating loss	(14,878)	(13,899)	(7)
Financial income (expense):
Interest income	10	47	370
Interest expense	(2,616)	(3,481)	33
Other financial expense	(83)	—	(100)
Change in the fair value of convertible debt embedded derivative	(1,583)	—	(100)
Foreign exchange gain (loss)	(77)	(962)	1,149

Loss before income taxes	(19,227)	(18,295)	(5)
Income tax expense (benefit)	189	219	16

Loss	$(19,416)	$(18,514)	(5)

Revenue
Product revenue increased 27% from $22.6 million in the nine months ended September 30, 2016 to $28.7 million in the same period in 2017. The increase in product revenue was driven by increased sales to customers in the Internet of Things market and, to a lesser extent, to customers in the Broadband market. Increased revenue also reflects a product mix with a higher percentage of module sales; modules have a higher average selling price than chipsets.

Our top ten customers accounted for 83% and 81% in the nine months ended September 30, 2016 and 2017, respectively. Our largest customer in the nine months ended September 30, 2017 is a distributor based in Taiwan serving multiple end customers in China and Taiwan, representing 15% of total revenues, and 24% in the same period in 2016. In the nine months ended September 30, 2017, another Taiwan-based distributor accounted for 14% of our revenue (less than 10% in the same period in 2016), a customer based in the United States represented 15% (less than 10% in the same period in 2016) and one China-based customer represented 10% (less than 10% in the same period in 2016).

During the nine months of 2017, we shipped 2,459,000 units compared to 1,623,000 units in the nine months of 2016.
Other revenue decreased 8% from $8.9 million in the nine months ended September 30, 2016 to $8.3 million in the same period in 2017, reflecting a decrease in development service revenue offset slightly by higher license and maintenance revenue.
Cost of Revenue
Cost of product revenue increased 27% from $14.7 million in the nine months ended September 30, 2016 to $18.7 million in the same period in 2017 due to higher product and manufacturing costs associated with the increased number of units sold. Cost of other revenue decreased from $2.3 million in the nine months ended September, 2016 to $1.8 million in the same period in 2017 reflecting the decreased volume of service revenue.

Gross Profit
Gross profit increased 12% from $14.6 million in the nine months ended September 30, 2016 to $16.4 million in the same period in 2017. Product gross margin remained flat at 35% in the nine months ended September 30, 2016 and 2017 reflecting a better absorption of fixed costs on a higher revenue base, offset by lower gross margin realized on sales of modules compared to chips. Other revenue gross margin increased slightly from 75% in the nine months ended September 30, 2016 to 78% in the same period in 2017 reflecting higher license revenue in 2017 compared to 2016.

Research and Development
Research and development expense decreased 4% from $20.0 million in the nine months ended September 30, 2016 to $19.2 million for the nine months ended September 30, 2017 primarily due to higher research and development credit recorded during the current period (which are accounted for as a reduction of research and development expense) and higher capitalized development costs for the CAT M product in 2017($1,491,000 in the nine months ended September 30, 2017 and no development costs in the same period in 2016), partially offset by an increase of headcount.

Sales and Marketing
Sales and marketing expense increased 34% from $4.9 million in the nine months ended September 30, 2016 to $6.6 million in the same period in 2017. The increase primarily reflects the reinforcement of the sales team from mid-2016, including the hiring of the Chief Marketing Officer and the Vice President Worldwide Sales.

General and Administrative
General and administrative expense decreased 2% from $4.6 million in the nine months ended September 30, 2016 to $4.5 million in the same period in 2017.

Interest Income (Expense), Net
Net interest expense increased from $2.6 million in the nine months ended September 30, 2016 to $3.4 million in the same period in 2017. The interest expense increase reflected a full year of interest on convertible debt issued in April 2016. Interest income was not material in either year.

Change in the Fair Value of Convertible Debt Embedded Derivative
The change in the fair value of the convertible debt embedded derivative resulted in a loss of $1.6 million in the nine months ended September 30, 2016. The embedded derivative values were fixed in April 2016 and in May 2016 at a value of $8,324,000 (resulting in a fair value of $2,233,000 recorded as financial expense) and $1,947,000 (resulting on a fair value of $650,000 recorded as financial income, respectively when the conversion price was no longer subject to change.

Foreign Exchange Gain (Loss), Net
We had a net foreign exchange loss of $77 thousand in the nine months ended September 30, 2016 compared to a net foreign exchange loss of $962 thousand in the same period in 2017, primarily due to movements in the U.S. dollar versus the euro.
Income Tax Expense
Income tax expense increased from $189 thousand for the nine months ended September 30, 2016 to $219 thousand in the same period in 2017.

Liquidity and Capital Resources
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $13.3 million at September 30, 2017, compared to $20.5 million at December 31, 2016. This decrease was due primarily to the use of cash and cash equivalents to fund operations including on-going research and development activities, as well as cash used for working capital needs, partially offset by $14.9 million in net proceeds from our follow-on public offering in June 2017 and $1.1 million from interest-bearing research project financing. Our Condensed Consolidated Financial Statements for the nine month period ended September 30, 2017 have been prepared on a going concern assumption. The Company’s internal cash forecast is built from a sales forecast derived by products and clients and a stable fixed costs structure. Management also assumes successful financing activities including government funding of research programs and potential additional financing (from institutional or strategic investors, or from the capital markets). Based on these assumptions, management believes that Company's existing cash and cash equivalents plus cash generated from these activities will be sufficient at least for the next 12 months from September 30, 2017. If the Company is unable to obtain proceeds from expected financing activities (from institutional or strategic investors, or from the capital markets)  or is unable to obtain satisfactory terms, there could be a negative impact on the Company’s financial condition and its ability to pursue its business strategies.

Since inception, we have financed our operations primarily through proceeds from the issuance pre-IPO of our preference shares and convertible notes, which totaled €54.7 million ($73.1 million) from 2004 to the end of 2010; from the $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011; from $75.6 million in net proceeds from our public offerings in February and November 2013, September 2016 and June 2017; and from $18.6 million in net proceeds from issuance of convertible debt in 2015 and April 2016.
Cash Flows
Cash Flows used in Operating Activities
Net cash used in operating activities during the nine months ended September 30, 2017 was $19.6 million, reflecting a net loss (before income tax) of $18.3 million, increases in trade and other receivables of $2.1 million, in inventories of $0.2 million, in research tax credit receivable of $0.5 million and in trade payables and other liabilities of $7.3 million and decreases in government grant advances of $0.4 million. These and other smaller working capital adjustments were a net $10.5 million use of cash. In addition, there were several non-cash charges, including depreciation and amortization of $3.8 million, non-cash interest expense of $3.4 million and share-based compensation expense of $1.0 million during the period.

Net cash used in operating activities during the nine months ended September 30, 2016 was $9.9 million, reflecting a net loss (before income tax) of $19.2 million, increases in inventories of $2.9 million and in trade payables and other liabilities of $1.9 million and decreases in trade and other receivables of $1.5 million, in research tax credit receivable of $0.9 million and in government grant advances and deferred revenue of $1.0 million. These and other smaller working capital adjustments were a net $0.3 million source of cash. In addition, there were several non-cash charges, including the change in the fair value of the convertible debt embedded derivative of $1.6 million, depreciation and amortization of $3.9 million, non-cash interest expense of $2.6 million and share-based compensation expense of $0.7 million during the period.

Cash Flows used in Investing Activities
Cash used in investing activities during the nine months ended September 30, 2017 and 2016 consisted primarily of purchases of property and equipment and intangible assets (including capitalized development expenditures) for $4.1 million and $3.7 million, respectively.
Cash Flows from Financing Activities
Net cash from financing activities was $16.5 million for the nine months ended September 30, 2017, reflecting primarily $14.9 million of net proceeds from our public offering in June 2017, $1.1 million from interest-bearing research project financing and $0.9 million proceeds from exercise of stock options and warrants. Net cash from financing activities was $29.6 million for the nine months ended September 30, 2016, reflecting primarily $23.4 million of net proceeds from our public offering in September 2016, $6.9 million in net proceeds from issuance of convertible debt April 2016, partially offset by $0.8 million lower usage of the factoring facility.

Trend Information
For the nine months ended September 30, 2017, the most significant change in trends that affected our business, results of operations and financial condition was the overall increase in sales compared to the prior year.
Other than the possibility of delays in our customers’ product launches or delays in LTE network deployments and upgrades to narrow-band LTE, which would have a negative impact on our revenue from LTE products, or as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
Off-Balance Sheet Arrangements
Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.
Contractual Obligations
Our contractual obligations relate primarily to non-cancellable operating leases and inventory component purchase commitments. During the nine months ended September 30, 2017, there were no significant changes in our contractual obligations from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2017
SEQUANS COMMUNICATIONS S.A.

(Registrant)

By: ____________________________________
/s/ Deborah Choate
Chief Financial Officer